3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Brian Katz

direct dial: 215.981.4193

direct fax: 877.767.8438

katzb@pepperlaw.com

February 3, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:

Ibolya Ignat, Staff Accountant

Re:

IGI Laboratories, Inc.

Comments to Form 10-K for the Year Ended December 31, 2009

Filed on March 31, 2010
File No. 001-08568

Dear Ms. Ignat:

On behalf of IGI Laboratories, Inc. (the “Company”), in connection with the Company’s Form 10-K for the year ended December 31, 2009 (the “Form 10-K”), we respectfully submit this letter in response to the comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 21, 2011 (the “Comment Letter”) and subsequent telephonic discussions between the Staff and us. For convenience of reference, we have recited your comment in bold face type and have followed the comment with the related Company response thereto.

Item 9A(T), Controls and Procedures, page 20

1. We acknowledge your response to our previous comment four. Although we acknowledge your representation that you clearly disclose that internal controls over financial reporting were effective at December 31, 2009, internal controls over financial reporting are only a subset of disclosure controls and procedures. Although you appear in your response to allude to the fact that you believe your disclosure controls and procedures were effective at December 31, 2009, you disclose in a risk factor on page 9 that these controls and procedures were not

Philadelphia	Boston	Washington, D.C.	Detroit	New York	Pittsburgh

Berwyn	Harrisburg	Orange County	Princeton	Wilmington

www.pepperlaw.com

Securities and Exchange Commission

February 3, 2011

effective at December 31, 2009. In Form 10-K, you are required to clearly conclude on the effectiveness of both disclosure controls and procedures and internal control over financial reporting. Please provide us revised disclosure to be included in an amendment to your filing that definitively states whether your disclosure controls and procedures were effective or ineffective at December 31, 2009. To the extent applicable, please revise your risk factor disclosure on page 9 to be consistent with your revised conclusion in Item 9A(T).

The Company believes that its disclosure controls and procedures were effective as of December 31, 2009. The Company will revise its risk factor disclosure on page 9 of the Form 10-K mentioned above and will definitively state this conclusion in Item 9A(T). In order to effect such revisions, the Company will file a Form 10-K/A (“Form 10-K/A”) with the Commission with amendments to Items 1A and 9A(T) as further described below.

Item 1A: The last sentence of page 9 in Item 1A will be replaced with the following text:

"Our management assessed our existing disclosure controls and procedures as of December 31, 2009, and our management concluded that our disclosure controls and procedures were effective as of December 31, 2009."

Item 9A(T):

(a) The first paragraph will be amended to read:

"As of the end of the period covered by this report, our management conducted an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure."

(b) The following paragraph will be added to the end of Item 9A(T):

Securities and Exchange Commission

February 3, 2011

"(b) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting during our fourth quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting."

Pursuant to Rule 12b-15 of the Securities Exchange Act of 1934, the Form 10-K/A will be signed on behalf of the Company by the Company’s President and Chief Executive Officer. In addition, the certifications required by Rules 13a-14(a) and 15d-14(a) that will be attached to the Form 10-K/A will omit paragraph 3 in accordance with Number 161.01 of the Exchange Act Rules’ Compliance and Disclosure Interpretations because no financial statements or other financial information will be included in the amendment.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4193.

Very truly yours,

/s/ Brian Katz

Brian Katz

cc:

Charles Moore

Joyce Erony

Justine Kostka